UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On May 18, 2026, Evogene Ltd. (“Evogene”) announced that its subsidiary Ag Plenus Ltd. (“AgPlenus”) and Bayer Ag (“Bayer”) have decided to discontinue their herbicide development project following determination that the target protein did not meet the required product criteria. The termination will enter into effect as of May 18, 2026. Under the terms of the termination, all assets licensed to Bayer under the collaboration, including the APTH1 protein target and associated active molecules, will revert to AgPlenus.

The content of this Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-259215, and 333-286197) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer